SUB-ITEM 77D: Policies with respect to security investments

Describe any material change which has occurred in the investment policy of the registrant with respect to each of the following matters that has not been approved by shareholders.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Any other investment policy set forth in the registrant's charter, by-laws or prospectus.

Investment policy changes set forth in the registrant's prospectus dated April 24, 2017.
1	JNL/DoubleLine® Emerging Markets Fixed Income Fund

The JNL/DoubleLine® Emerging Markets Fixed Income Fund will invest, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings for investment purposes) in fixed income instruments with exposure to emerging market countries.

2	JNL/Goldman Sachs Emerging Markets Debt Fund

The JNL/Goldman Sachs Emerging Markets Debt Fund invests, under normal circumstances, at least 80% of its assets in sovereign and corporate debt securities and other instruments of issuers in emerging countries, denominated in any currency

3	JNL/WMC Government Money Market Fund

The JNL/WMC Government Money Market Fund, under normal circumstances, will invest at least 80% of its net assets (plus any borrowings for investment purposes) in government securities or repurchase agreements collateralized by government securities.